Filed by Sipex Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Sipex Corporation

Commission File No. 1-33403

This filing relates to the proposed merger of Exar Corporation, a Delaware corporation (“Exar”) and Sipex Corporation, a Delaware corporation (“Sipex”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar, and Sipex.

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Sipex TM

The Sipex Opportunity

May 2007

Ralph Schmitt

Disclaimer

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Exar and Sipex do not each receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. Similarly, anticipated costs savings may not be achieved and projections as to whether, when and the extent to which the transaction will be accretive may not prove accurate. In any forward-looking statement in which Exar or Sipex expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Exar and Sipex stockholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Exar and Sipex generally, including those set forth in the filings of Exar and Sipex with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. Exar and Sipex are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.

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Sipex TM

Company Confidential

2

Additional Information

Additional Information and Where You Can Find It

Exar will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (the “SEC”). Security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Exar and Sipex with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained free of charge by contacting Exar Investor Relations by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201or by contacting Sipex Investor Relations by e-mail at InvestorRelations@sipex.com or by telephone at 1-408-934-7586.

Exar and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Exar’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Exar’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on August 9, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Exar Investor Relations which can be contacted by e-mail at investorrelations@Exar.com or by telephone at 1-510-668-7201. Certain executive officers and directors of Exar have interests in the transaction that may differ from the interests of Exar stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

Sipex and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Sipex’s stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such executive officers and directors is included in Sipex’s Proxy Statement for its 2006 Annual Meeting of Stockholders filed with the SEC on October 10, 2006, which is available free of charge at the SEC’s web site at http://www.sec.gov and from Sipex Investor Relations which can be contacted by e-mail at InvestorRelations@sipex.com or by telephone at 1-408-934-7586. Certain executive officers and directors of Sipex have interests in the transaction that may differ from the interests of Sipex stockholders generally. These interests will be described in the proxy statement/prospectus when it becomes available.

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Sipex TM

Company Confidential

40 Years of Analog Excellence

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Sipex TM

Company Confidential

Product Portfolio



Power Management	Interface	Optical Storage
• PWM Controllers • PowerBlox Reg • DC/DC Regulators • LDO's • White LED Drivers • Supervisors	• 3V & 5V RS232 transceivers • 3V & 5V RS485 Transceivers • Multiprotocol Transceivers • High Speed Quad Drivers • High Speed Quad Receivers	• Auto Power Control • Photo Detector IC • Laser Diode Driver
>200 Part Types Commodity to ASSP	>150 Part Types Commodity to Proprietary	>20 Part Types Custom and ASSP

5

Company Confidential

Solved by Sipex

Recent Timeline - Investigation

Investigation Launched

Delisted from Nasdaq

R. Schmitt New CEO

Investigation Closed

4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07

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Sipex TM

Company Confidential

Recent Timeline – Financial Recovery

Bridge Financing
Sold Buildings
Delaware Lawsuits Settled
Shareholder Lawsuits Settled
$30M Convert Financing
Restatement of 03, 04 & 05
Current on Financials
SEC Investigation Closed
New Board
Nasdaq Relisting

4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07

7
Company Confidential

Recent Timeline – Operational Changes

4Q04	1Q05	2Q05	3Q05	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07

- Fab Closure Announced
- Silan Strategic Agreement
- 7 New Products
- 9 New Products
- New Linear Regulator Potfolio
- Fab Closed
- Digital Power Announcement
- Record ! 16 New Products

8

Company Confidential

On to Accelerating Shareholder Value !

Quarter	Milestones (above timeline)	Milestones (below timeline)
4Q04	Investigation Launched	
1Q05		
2Q05	Delisted from Nasdaq	
3Q05	R. Schmitt New CEO Investigation Closed	
4Q05		Fab Closure Announced
1Q06	Bridge Financing Sold Buildings Delaware Lawsuits Settled	Silan Strategic Agreement
2Q06	Shareholder Lawsuits Settled $30M Convert Financing	7 New Products
3Q06	Restatement of 03, 04 & 05 Current on Financials SEC Investigation Closed	9 New Products New Linear Regulator Portfolio Fab Closed
4Q06	New Board	Digital Power Announcement Record ! 16 New Products
1Q07	Nasdaq Relisting	10 New Products Exar Merger

Solved by Sipex™

9

Company Confidential

Restructuring Progress – Q1 Status

Fab Closed in Oct – Wafer Starts Moved to China

20% of Wafer Starts in Q1 From Silan in China

65% out of Episil in Taiwan

Inventory Flat on Declining Revenues

Market Inventory Correction in Q4 and Q1 Seasonality

Opex Reduced

$1M+/Qtr Realized in Q1

Optics in Harvest Mode

$1M/Qtr Revenue Impact

Margin Improvement

Standard Margin Up 4% to 32%

Lower Volume and Yield Drove GM to 26%

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Sipex TM

Company Confidential

Driving Towards Profitability

Q2 Backlog $2M+ Stronger Than Beginning of Q1

B:B Running at 1.2

Further Opex Reductions in Q2

Optical & Auditing/Legal Fees

More Pronounced Inventory Reduction

Greater Flow thru of Higher Cost CA Inventory

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Sipex TM

Company Confidential

Revenue by Product Line

$25 M     $20     $15     $10     $5     $0     Q1’06     Q2’06     Q3’06     Q4’06     Q1’07     Q2’07 GUIDE

Optical     Power     Interface

Q207 Revenue Guidance $17.5 – $19M

4 – 12% Growth

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Sipex TM

Company Confidential

Target End Market Segments

Consumer

Portable

Display

STB/Multimedia

Industrial

Security

HVAC

Lighting Control

Motor Control

PC Modules

Networking

Voice Infrastructure

Data Infrastructure

Switch/Routers

Modems

LAN

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Sipex TM

Company Confidential

New Interface Product Explosion

9 new 5V RS485 Transceivers with ±15kV ESD, Enhanced Failsafe, Hotswap, 1/8th Unit Load

In production – SP3080

9 new 3V RS485 Transceivers with ±15kV ESD, Enhanced Failsafe, Hotswap, 1/8th Unit Load

In production – SP3070

Profibus™ transceiver for industrial applications

In production – SP1486

8 new 3V RS232 Transceivers with Auto On-Line Plus

6 are in production – SP3224-27, 3244/45

2 are sampling today – in production by Q2 2007 – SP3238/47

3V dual protocol with ±15kV ESD, configurable for RS232 or RS485

Samples today – in production by Q3 2007 – SP336

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Sipex TM

Company Confidential

Power Solutions to Differentiate

2005

2006

2007

2008

LDO

Vref

Buck Reg

Boost Reg

Supervisor

Charge Pump

PWM Controller

Digital Power

ASSP

Power Subsystems

GM 60%+

Standard Linear

GM 50%

GM 40%

China

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Sipex TM

Company Confidential

Move Towards ASSPs

Portables / Handsets

Integrated LED Backlight Driver and Camera Flash

Large Displays

LED Driver and DC/DC

Networking/Computing/Industrial

DC/DC

Industrial/Architectural Lighting

LED Driver

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Sipex TM

Company Confidential

Target End Market Segments

Industrial

Security

HVAC

Lighting Control

Motor Control

PC Modules

Solved by

Sipex

Solved by

Sipex TM

Company Confidential

Architectural LED Lighting

4 Switching Regulators

24VDC à LED Drive

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Sipex TM

Company Confidential

To Be Solved By Sipex – Color Accuracy

Issue: LED Light Consistency

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Sipex TM

Company Confidential

Target End Market Segments

Networking

Voice Infrastructure

Data Infrastructure

Switch/Routers

Modems

LAN

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Sipex TM

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Sipex TM

Company Confidential

The Value of PowerBloxTM

Integration

Lower Component Count

Internal synchronous FET

No need to specify FETs

Power Density

7X4mm DFN up to 12Amps

12Amps in 7cm2

8mohm FET in 12Amp device

>94% efficient

Solved by SipexTM

Company Confidential

PowerBlox Thermal Performance

Low Heat Dissipated From a 12 A Source

Solved by SipexTM

Company Confidential

Target End Market Segments

Consumer

Portable

Display

STB/Multimedia

Solved by Sipex

Solved by SipexTM

Company Confidential

LED Lighting for Large Displays


20"
30"
40"
>50W
40-46W
34-37W
23-24W
25-27W
30-32W


17-19W
15
20



Edgelit B/L w/ WHT Side LED



Edgelit B/L w/ RGB Top LED

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Company Confidential

Consumer Multimedia – DTV & STB

Buck Regulators

SP7652 6A PowerBlox
SP7650/52/53 3A PowerBlox
SP7655 8A PowerBlox
SP613x HV Input Controllers
SP7662 12A PowerBlox



LED Drivers

SP6132 DCDC Controller
SP7611-14 LED LowSide LED Dx
SP7616 SmartTalk LED Dx

LDOs

SP6203/05 500mA LDOs
SPX5205 Low Noise LDO
SPX2930x 3A LDO
SPX2950x 5A LDO
SP294x NSC 2nd Source LDOs
SPX1585/87 Fast Transient LDOs

RS232 Interface

SP232/SP3232 5V/3V RS232
SP3223 3V RS232

Buck Regulators

SP6132/34/37 DC/DC Controllers
SP6133/36 DC/DC Controllers
SP2996 DDR Memory Power Chip



USB Port Power

SP2525A USB Power Reg
SP2526A Dual USB Power

Solved by Sipex

25

Company Confidential

EXAR

Experience Our ConnectivityTM

Solved by SipexTM

STRATEGIC COMBINATION

May 2007

Transaction Overview

Structure

Combined company will maintain Exar name

Stock-for-stock exchange

0.6679 shares of Exar for every share of Sipex

Exar and Sipex stockholders to own 67.6% and 32.4%, respectively

Financial Impact

Pro forma revenues of ~$150M (last twelve months)

>$10M of synergies, on an annualized basis, by the second calendar quarter of 2008

Expected to be accretive to Non-GAAP earnings by the second calendar quarter of 2008

Combined cash balance of ~$367M

Leadership

Chairman: Richard L. Leza

Chief Executive Officer: Ralph Schmitt

Chief Financial Officer: J. Scott Kamsler

Governance

5 Board members from Exar, including Richard L. Leza

3 Board members from Sipex, including Ralph Schmitt

Timing

Announced May 2007

Shareholder vote and estimated closing in the third quarter of calendar year 2007

Solved by SipexTM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Company Profiles

EXAR

Leading supplier of analog and mixed-signal silicon solutions for the serial communications, network transmission and storage markets

Year Founded: 1971     Headquarters: Fremont, CA     Revenue: $69M     Key Product Families     Serial Communications     Network Transmission     Storage Interconnect     Employees: 235     Sipex

Leading supplier of analog and mixed-signal silicon solutions for the power management, interface and optical storage markets

Year Founded: 1965     Headquarters: Milpitas, CA     Revenue: $78M     Key Product Families     Power Management     Interface

Optical Storage     Employees: 270     Solved by Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Strategic Rationale

Leader in High Performance Analog and

System Level, Mixed-Signal Solutions

Expanded growth opportunities in the communications, consumer, industrial and storage markets

Increased scale and resource optimization for immediate cost synergies

Platform for consolidation in the high-value high performance analog and mixed-signal product space

Results driven leadership team

Solved by SipexTM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Solved by SipexTM

Broader Product Portfolio     EXAR     Network Transmission     Serial Communications     Interface     Power Management     Sipex

Revenue:     Approximate Contribution

20%     55%     25%

Growth Opportunity

15-20%     5-10%     >30%

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

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Sipex TM

Portfolio Expansion Through Acquisition

Digital Power

DC/DC

Battery Chg

SATA I/II PCI Express

USB

Multi-Protocol

Ethernet

Power Management

Interface

Network Transmission

Combined Enterprise

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Complementary Products & Technologies

Communications Computing Consumer Industrial

Technology Access Power Interface / UART Clock Phy Control

MPOS Mappers Framers     SAS SONET/SDH to SAT AOC-192 T/E FC     Programmable Skew Spread Spectrum ZDB

ISA & PCI Multi-channel I2C & SPI Low Voltage/ RS-232 Combo Low Power UARTS Wireless

Multiprotocol RS-232 USB RS-485 Buck Reg PowerBlox Charge Pumps Controllers Boost Reg

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

IP/Competency Sharing for Maximum Return

Sipex Digital Power

Exar Digital Control Expertise

Next Generation Integration of PLLs

Exar UART Integration

Combination of Interface Standards & Multi-Protocol

Exar Sonet/SDH

Integration of Power Management

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Increased Customer Relevancy & Diversity

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

End Market & Geographic Presence

Exar Business Units     Sipex Business Units     Network     Transmission     Serial

Communications     Interface     Power     Management     End Markets     Industrial     Consumer     Communications     Storage / Computing     Market Penetration     Americas     Europe     Asia     Solved by     Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Strengthens Global Reach

Exar

Sipex

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Scale to Expand Growth Opportunities

More competitive organization with enhanced growth prospects

Expanded array of products, customers and channels

Complementary products and technology capabilities

Strong balance sheet

Platform for consolidation

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Near-Term Synergies

Revenue expansion through cross-selling and focused channel partners

>$10M of cost savings, on an annualized basis, by the second calendar quarter of 2008

Acceleration of NOL utilization

Optimization of businesses and projects for second year synergies

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Target Model

R&D

SG&A

Gross Margin

Operating Margin

Percentage of Revenue

20%

15%

60%

25%

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Exar Product Portfolio     Exar     Serial Communications     Networking and Transmission     Storage Interconnect

UARTs     Classic     PCI     Combo     I2C/SPI     Wireless     Next Gen     Increasing Integration     Low Voltage/Low Power

High Performance     Value Add Features     Aggregation and Transport     T/E Carrier LIUs and Framer

Sonet/SDH PHYs and Framer     Widest Variety of Supported Rates     Advanced Features     Ethernet over SONET and Aggregation Framer     Cost Effective     Carrier Grade Reliability     Multi-Protocol Repeater     Active-Active/Passive Port Selector     Port-Mulitiplier     Support Failover Protection     Improve Signal Integrity and EMI     Ultra-Low Power/SATA Channel

Interoperability with Industry Leading Hosts and Drives

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Exar Revenue & Gross Margin

EXAR

(In $M)

Revenue

Gross Margin

$80     $70     $60     $50     $40     $30     $20     $10     $0

FY2003     FY2004     FY2005     FY2006     FY2007

$67.0     $67.2     $57.4     $67.0     $68.5     80.0%     70.0%     60.0%     50.0%     40.0%     30.0%     20.0%     10.0%     0.0%

FY2003     FY2004     FY2005     FY2006     FY2007

54.9%     65.4%     68.3%     67.8%     67.9%

Note: GAAP Gross Margins include stock-based compensation and amortization of intangibles.

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Exar FY2007 Revenue

Exar

Product Revenue

Geographic Revenue

3%

58%

39%

30%

44%

26%

Networking and Transmission

Serial Communications

Video and Imaging

Americas

Europe

Asia

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Sipex TM

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information

Opportunity for Shareholder Value Creation

EXAR

Experience Our Connectivity TM

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Sipex TM

Sipex Solved by

Overview Of Merger          Strategic Rationale         Create Shareholder Value         Additional Information